UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


Application of Northeast                )   CERTIFICATE PURSUANT TO
Utilities, Western Massachusetts        )   RULE 24 UNDER THE
Electric Company and The Connecticut    )   PUBLIC UTILITY HOLDING
Light and Power Company                 )   COMPANY ACT OF 1935
on Form U-1 File No. 70-9839            )

      Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), a registered public utility holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU, both located in West Massachusetts and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU located in Berlin, Connecticut (collectively, "Applicants") certify that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File
No. 70-9839), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27529, dated May 16, 2002, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Commission's order with respect thereto. In such order the Commission granted authorization, through December 31, 2004, for CL&P to repurchase shares of its common stock from NU out of capital or unearned surplus, in an amount up to $100 million and for WMECO to repurchase shares of its common stock from NU out of capital or unearned surplus, in an amount up to $21 million, all from the proceeds from the sale of their respective interests in the Millstone Station nuclear generating facility.

     The Applicants certify that, on June 27, 2002, WMECO repurchased 75,043 of its common shares from NU for an aggregate amount of $13,999,271 out of capital or unearned surplus and (ii) on June 28, 2002, CL&P repurchased 772,890 of its common shares from NU for an aggregate amount of $49,995,454 out of capital or unearned surplus. WMECO's and CL&P's senior debt securities were rated investment grade by at least one rating agency on such dates.

     Submitted with this Certificate is the "past tense" opinion of counsel.

Exhibits

F-2 - Post Effective Opinion of Counsel

                               SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                               Northeast Utilities
                               Western Massachusetts Electric Company
                               The Connecticut Light and Power Company

                               By:  /s/ David R. McHale
                                        Name: David R. McHale
                                        Title: Vice President and
                                               Treasurer of Northeast
                                               Utilities Service
                                               Company, as Agent for
                                               the above-named
                                               companies

Dated:  July 8, 2002